SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 4

                            Pride International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74153Q102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Seadrill Limited
                                P.O. Box HM 1593
                          Par-la-Ville Place, 4th Floor
                              14 Par-la-Ville Road
                             Hamilton HM 08 Bermuda
                                  (441)295-6935

                                 With a copy to:
                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 574-1200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 12, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74153Q102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seadrill Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP NO. 74153Q102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hemen Holding Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP NO. 74153Q102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John Fredriksen

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000*

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     IN

----------
* Mr. Fredriksen may be deemed to beneficially own 16,500,000 shares of common stock, par value $0.01 per share (the "Common Shares"), of Pride International Inc. (the "Issuer") through his indirect influence over Hemen Holding Limited ("Hemen"), the shares of which are held in a trust (the "Trust"). The beneficiaries of the Trust are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 16,500,000 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 16,500,000 Common Shares.

CUSIP NO. 74153Q102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     C.K. Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000*

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     CO

----------
* Mr. Fredriksen may be deemed to beneficially own 16,500,000 Common Shares through his indirect influence over Hemen, the shares of which are held in the Trust. The beneficiaries of the Trust are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of 16,500,000 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 16,500,000 Common Shares.

CUSIP NO. 74153Q102

Explanatory Note

The purpose of this Amendment No. 4 to the Schedule 13D is to report that on October 12, 2009, Seadrill Limited ("Seadrill") amended its forward contract with DnB NOR Bank ASA (the "DnB") dated September 1, 2009. In addition, on October 12 2009, Seadrill also terminated its forward contact with Nordea Bank Finland Plc ("Nordea") dated August 26, 2009 and, on the same day, entered into a new forward contract with Nordea. Please see Item 6 herein for a discussion of Seadrill's two forward contracts.

--------------------------------------------------------------------------------
Item 1.  Security and Issuer

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 21, 2009.

--------------------------------------------------------------------------------
Item 2.  Identity and Background

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 21, 2009.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration

The source of funds for the purchases of 200,000 Common Shares held in the account of Seadrill was $6,967,840, representing working capital of Seadrill.

On October 12, 2009, Seadrill amended its forward contract with DnB dated September 1, 2009 whereby Seadrill agreed to purchase 8,070,800 Common Shares from DnB on December 2, 2009 for a purchase price of 212,859,279.20. On the same day, Seadrill entered into a new forward contract with Nordea whereby Seadrill agreed to purchase 8,229,200 Common Shares from Nordea on November 30, 2009 for a purchase price of $205,766,208.48. Please see Item 6 herein for a discussion of Seadrill's two forward contracts.

None of the other persons named in response to Item 2 hold any Common Shares in their accounts.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 21, 2009.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 21, 2009.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 12, 2009, Seadrill amended its forward contract with DnB dated September 1, 2009, which was described in Seadrill's Schedule 13D/A filed with the Securities and Exchange Commission (the "Commission") on September 3, 2009. Under the amended forward contract which is attached hereto as Exhibit B, Seadrill agreed to purchase 8,070,800 Common Shares from DnB on December 2, 2009 for a purchase price of 212,859,279.20.

On October 12, 2009, Seadrill also terminated its forward contract with Nordea dated August 26, 2009, which was described in Seadrill's Schedule 13D/A filed with the Commission on September 3, 2009. On the same day, Seadrill entered into a new forward contract with Nordea which is attached hereto as Exhibit C, whereby Seadrill agreed to purchase 8,229,200 Common Shares from Nordea on November 30, 2009 for a purchase price of $205,766,208.48.

Other than the two forward contracts described in this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 with respect to any securities of the Issuer.

--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits

Exhibit A - Joint Filing Undertaking.

Exhibit B - DnB NOR Bank ASA Forward Contract dated October 12, 2009.

Exhibit C - Nordea Bank Finland Plc Forward Contract dated October 12, 2009.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2009

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer

HEMEN HOLDING LIMITED

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen*
    -------------------
Name:   John Fredriksen

C.K. Limited

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

* The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of his voting and dispositive interests therein. In addition, the Reporting Person has no pecuniary interest in the shares reported herein.

                                    EXHIBIT A

                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of Pride International, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

Dated: October 26, 2009

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer

HEMEN HOLDING LIMITED

By: /s/ Demetrios Antoniou Hannas
    ------------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen

C.K. Limited

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

                                    Exhibit B

            DnB NOR Bank ASA Forward Contract dated October 12, 2009.


SEADRILL LIMITED

Attn: Are Fredhammer
Fax: +47 51 30 96 88


                                       OTC
                  PHYSICALLY-SETTLED SHARE FORWARD TRANSACTION:

Nordea Bank Finland, Plc
2747 Local Derivatives Operations
FIN-00020 NORDEA
FINLAND
--------------------------------------------------------------------------------
Dear Sirs / Madams:

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the Transaction entered into between Nordea Bank Finland Plc (Nordea) and SEADRILL LIMITED ("Counterparty") on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified below.

The definitions and provisions contained in the 2000 ISDA Definitions (the "Swap Definitions") and in the 2002 ISDA Equity Derivatives Definitions (the "Equity Definitions", and together with the Swap Definitions, the "Definitions"), in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern. In the event of any inconsistency between either set of Definitions and this Confirmation, this Confirmation will govern. In the event of any inconsistency between this Confirmation and the Definitions or the Master Agreement, this Confirmation will govern

References in the Swap Definitions to the term "Swap Transaction" shall be deemed to be references to the term "Transaction" for the purposes of this Confirmation.

1. This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement, as amended and supplemented from time to time (the "Agreement"), between you and us. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

     If we have not yet executed an ISDA Master Agreement, this Confirmation evidences a binding agreement between you and us as to the terms of the Transactions to which this Confirmation relates. In addition, you and we agree to use all reasonable efforts promptly to negotiate, execute and deliver an agreement in the form of the ISDA Master Agreement, with such modifications as you and we will in good faith agree. Upon the execution by you and us of such an agreement, this Confirmation will supplement, form a part of, and be subject to that agreement. All provisions contained in or incorporated by reference in that agreement upon its execution will govern this Confirmation except as expressly modified below.

     Until we execute and deliver that agreement, this Confirmation, together with all other documents referring to the ISDA Form (each a "Confirmation") confirming transactions (each a "Transaction") entered into between us (notwithstanding anything to the contrary in a Confirmation), shall supplement, form a part of, and be subject to an agreement in the form of the ISDA Form as if we had executed an agreement in such form (but without any Schedule except for the election of English law as the governing law) on the Trade Date of the first such Transaction between us. In the event of any inconsistency between the provisions of that agreement and this Confirmation, this Confirmation will prevail for the purpose of this Option Agreement.

2. The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

        Nordea reference:                20612324
        Trade Date:                      12 Oct 09
        Trade Time:                      15:54 CET
        Effective Date:                  15 Oct 09
        Seller:                          Nordea
        Buyer:                           Counterparty
        Shares:                          PRIDE INTERNATIONAL INC
        ISIN:                            US74153Q1022
        Number of Shares:                8.229.200
        Forward Price:                   USD 25,0044
        Exchange:                        NEW YORK STOCK EXCHANGE
        Related Exchange(s):             NYSE

Valuation:

        Valuation Time:                  The Scheduled Closing Time on the
                                         relevant Exchange on the relevant
                                         Valuation Date.

        Valuation Date:                  27 Nov 09

        Averaging Dates:                 Not Applicable

        Averaging Date Disruption:       Not Applicable

        Relevant Price:                  In case of Index underlying: The level
                                         of Index determined by the Calculation
                                         Agent as of the Valuation Time on the
                                         Valuation Date. In case of Share
                                         underlying: The price per share
                                         determined by the Calculation Agent as
                                         of the Valuation Time on the Valuation
                                         Date.

Settlement Terms:

        Physical Settlement:             Applicable

        Settlement Date:                 Three (3) Business Days after the
                                         Valuation Date

        Settlement Currency:             USD

        Settlement Price:                The Forward Price

        Business Days for Payments:      Washington

        Early Exercise:                  Applicable for Counterparty on any
                                         Schedule Trading Day until Valuation
                                         Date (Early Exercise Date). The Early
                                         Exercise Date will then be the
                                         Valuation Date.

Share Adjustments

        Method of Adjustments:           Calculation Agent Adjustment

Extraordinary Events:

        Consequences of Merger Events:
        Share for Share:                 Modified Calculation Agent Adjustment
        Share for Other:                 Modified Calculation Agent Adjustment
        Share for Combined:              Modified Calculation Agent Adjustment
        Determining Party:               Nordea
        Tender Offer:                    Applicable

        Consequences of Tender Offers:
        Share for Share:                 Modified Calculation Agent Adjustment
        Share for Other:                 Modified Calculation Agent Adjustment
        Share for Combined:              Modified Calculation Agent Adjustment
        Determining Party:               Nordea
        Composition of Combined
        Consideration:                   Not Applicable

        Nationalization, Insolvency or   Cancellation and Payment
        Delisting:                       (Calculation Agent Determination)

        Determining Party:               Nordea

Additional Disruption Events:

        Change in Law:                   Applicable
        Failure to Deliver:              Applicable
        Insolvency Filing:               Applicable
        Hedging Disruption:              Applicable
        Hedging Party:                   Nordea
        Increased Cost of Hedging:       Applicable
        Hedging Party:                   Nordea
        Loss of Stock Borrow:            Not Applicable
        Hedging Party:                   Nordea
        Increased Cost of Stock Borrow:  Not Applicable
        Determining Party:               Nordea

        Non-Reliance:                    Applicable
        Agreements and Acknowledgments
        Regarding Hedging Activities:    Applicable
        Additional Acknowledgments:      Applicable

3.   Calculation Agent: Nordea

4.   Account Details:

        Account for payments to Nordea:  JPMORGAN CHASE BANK NEW YORK,
                                         CHASUS33XXX
                                         In favour of NORDEA BANK NORGE ASA
                                         NDEANOKKXXX

        Account for payments to          FOKUS BANK, DABANO22XXX
        Counterpart:
                                         NO8981011598242
                                         In favour of SEADRILL LIMITED


5.   Offices:

     (a) The Office of Nordea Bank Finland Plc for the Transaction is Helsinki; and

     (b)  The office of Counterpart for the Transaction is Stavanger

6.   Transfer:

     Notwithstanding anything in the Confirmation or the Agreement, Nordea may assign its rights and obligations under this Transaction, in whole and not in part, to any affiliate of Nordea effective upon delivery to Counterpart of a written notification thereof.

7.   Governing Law:                      English Law

Contact information relating to Nordea

Settlement:
Nordea Bank Finland Plc
2747 Local Derivatives Operations
Aleksis Kiven katu 9
F1N-00020 Nordea
fax. +358 9 165 59311
tel. + 358 9 165 59832

Legal:
Nordea Bank Finland Plc
2948 Debt and Structured Finance Legal,
Aleksis Kiven katu 3-5
FIN-00020 Nordea
fax. + 358 9 627 956
tel. + 358 9 165 59316

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us or by sending to us a letter or telex substantially similar to this letter, which letter or telex sets forth the material terms of the Transaction to which this Confirmation relates and indicates your agreement to those terms.

Yours sincerely,

Nordea Bank Finland Plc


           /s/ Bo Havresoe                           /s/ Mette Ersking
        ----------------------------                 ---------------------------
Name:      Bo Havresoe                        Name:  Mette Ersking
Title:     Head of Control & Listed           Title: Head of Global Derivatives
           Derivatives DK                            Operations


Confirmed as of the date first above written:

SEADRILL LIMITED

           /s/ Harald Grosfjeld
        ----------------------------                 ---------------------------
Name:      Harald Grosfjeld                   Name:
Title:     Vice President Seadrill            Title:
           Management AS

                                    Exhibit C

        Nordea Bank Finland Plc Forward Contract dated October 15, 2009.



DnB NOR
--------------------------------------------------------------------------------
Markets





Seadrill Ltd
C/O Seadrill Management AS Postboks 110
N-4001 Stavanger

                                                                Oslo, 13.10.2009

                              Amendment Agreement -
                  CONTRACT FOR THE PURCHASE OF AD- HOC FORWARD



The purpose of this amendment agreement (this "Confirmation") is to confirm the terms and conditions of the Amendment Agreement entered into between Seadrill Ltd. ("The Buyer") and Dna NOR Bank ASA ("The Seller") on October 12, 2009 (the "Amendment Agreement"). This Contract is an agreement to amend the terms of the attached contract dated 01.09.2009 (the "Original Contract"). The "Amended Contract" includes the terms of the Original Contract with the adjustments specified below.

The following amendments are agreed regarding the Original Contract:

Forward price per Share:                 USD 26.374

Total Purchase Price:                    USD 212,859,279.20

Settlement Date:                         December 2nd, 2009

All other terms of the Original Contract is valid for the Amended Contract. The terms regarding "Relationship Between Parties" is valid for both the Amendment Agreement ancl the Amended Contract.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us at your earliest convenience to:


     Dna NOR Bank ASA
     Dna NOR Markets
     KSC
     P.O. Box 7100
     N-5020 BERGEN



Yours sincerely,                            Confirmed as of the date above
for DnB NOR Bank ASA                        written for Seadrill Limited

Nordea Bank Finland Plc


           /s/ Kjell Arne Bergene                  /s/ Trond Brandsrud
        ----------------------------               ---------------------------
Name:      Kjell Arne Bergene                      Name:  Trond Brandsrud
Title:     Documentation Officer                   Title: CFO
                                                          Seadrill Management AS







SK 25542 0002 1039081 v2